Mid Cap - Merger

The former BT Equity Appreciation Fund was merged into the Deutsche Mid Cap Fund on August 31, 2000. The terms of the merger were that shareholders of Equity Appreciation Fund received shares of a new class of Mid Cap Fund on 8/31/00. This was approved by the board of Trustees of both funds and was approved by shareholders through a Form N-14 proxy/prospectus statement.